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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49514

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FINTRUST BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

124 VERDAE BLVD. SUITE 504
(No. and Street)

GREENVILLE	SC	29607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALLEN GILLESPIE	864-288-2849	AGILLESPIE@FINTRUSTADVISORS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GOLDMAN & COMPANY CPA'S PC
(Name – if individual, state last, first, and middle name)

3535 ROSWELL RD	MARIETTA	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ALLEN GILLESPIE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FINTRUST BROKERAGE SERVICES,LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH PUSATERI NOTARY PUBLIC SOUTH CAROLINA

Signature: [signature]

Title: PRINCIPAL

[signature]

Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

(b) Notes to consolidated statement of financial condition.

■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

■ (d) Statement of cash flows.

■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

■ (f) Statement of changes in liabilities subordinated to claims of creditors.

■ (g) Notes to consolidated financial statements.

■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINTRUST BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2021

Fintrust Brokerage Services, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fintrust Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fintrust Brokerage Services, LLC as of December 31, 2021 the related statements of income, changes in member's equity, statement of changes in subordinated liabilities, cash flows for the year then ended, and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fintrust Brokerage Services, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fintrust Brokerage Services, LLC 's management. Our responsibility is to express an opinion on Fintrust Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Fintrust Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Fintrust Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2022

goldman & COMPANY, CPAS

Fintrust Brokerage Services, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021

ASSETS

Cash and Cash Equivalents	$	411,700
Deposit with Clearing Broker		75,000
NFS Account Balances		24,853
Prepaid Expenses		14,527
Accounts Receivable		10,000
Due from Member		315,035
TOTAL ASSETS	**$**	**851,115**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Income Tax Payable	$	9,864
Accounts Payable		55,114
TOTAL LIABILITIES	**$**	**64,978**

MEMBER'S EQUITY

Member's Equity	$	752,049
Net Income		34,088
TOTAL MEMBER'S EQUITY	**$**	**786,137**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**851,115**

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2021

REVENUES

Commission and Fee Revenue	$	1,309,556
TOTAL REVENUES	**$**	**1,309,556**

EXPENSES

Compensation & Benefits	$	762,407
Professional Fees		94,810
Regulatory Fees		35,857
Technology, Data, & Communications		76,885
Travel & Entertainment		9,843
Occupancy & Equipment		64,755
Clearing		106,467
Other Expenses		114,580
TOTAL EXPENSES	**$**	**1,265,604**
PRETAX INCOME		**43,952**
Income Tax Provision		9,864
NET INCOME	**$**	**34,088**

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

MEMBER'S EQUITY AT JANUARY 1, 2021	$	752,049
Contributions		-
Distributions		-
Net Income		34,088
BALANCE AT DECEMBER 31, 2021	$	786,137

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

Statement of Changes in Subordinated Liabilities
to Claims of General Creditors
For the Year Ended December 31, 2021

Subordinated Loans at January 1, 2021	$	40,000
Subordinated Loans at December 31, 2021	$	-

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	34,088
Adjustments to reconcile net income to net cash provided by operating activities		
Due to Parent		191,146
Prepaid Expenses		(772)
NFS Balances		21,750
Clearing Receivable		4,462
Accounts Payable, Accrued Expenses, & Other Liabilities		45,575
Net Cash Provided by Operating Activities	**$**	**296,249**

CASH FLOWS FROM FINANCING ACTIVITIES

Subordinated Liabilities		(40,000)
Net Cash Use in Financing Activities	**$**	**(40,000)**

NET INCREASE IN CASH AND CASH EQUIVALENTS		**256,249**
BALANCE AT JANUARY 1, 2021		**155,451**
BALANCE AT DECEMBER 31, 2021	**$**	**411,700**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

FinTrust Brokerage Services, LLC, a North Carolina limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company received its approval for membership on January 2, 1997.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Significant Accounting and Reporting Policies

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles (GAAP) as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety (90) days that are not held for sale in the ordinary course of business.

Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes commission income and fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropiate measure of the Company's progress under the contract; whether the revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Mutual funds or pooled investment vehicles (collectively "funds") have entered into agreements with the Company to distribute and/or sell its shares to investors. Fees are paid up front and over time (ie: 12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]). The fund may also pay, upon investor exit from the fund (that is, contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

2. Significant Accounting and Reporting Policies - Continued

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities has been transferred to or from the customer.

Income Taxes

The Company was a limited liability company taxed as a partnership for income tax purposes for the period of January 1, 2021 through June 30, 2021. For that period, the firm was not subject to income tax because the Members will report the Company's taxable income or loss on their respective tax returns for that period. Accordingly, no provision for income taxes was provided in the financial statements for that period.

As of July 1, 2021, the Company's income taxes have been included in the consolidated income taxes of its ultimate parent, United Community Banks, Inc. (UCB), which is taxable as a C Corporation. The current and deferred income taxes are determined on the separate return basis, except for the treatment of net operating losses and other tax attributes which are characterized as realized by the Company when those tax attributes are realized or realizable at the consolidated return level.

Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year. The Company uses a blended state and federal tax rate calculation for the estimated realized or realizable income tax expense. The Company had no deferred tax assets or liabilities at December 31, 2021.

The provision for income tax consists of the following as of December 31, 2021.

Current Expense:		
Net Income Before Tax		43,952
Est. Blended Federal & State Income Tax (22.45%)		9,864
Income After Tax	$	34,088

The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained upon examination. A tax position includes the entity's status. The Company believes it has no uncertain positions.

2. Significant Accounting and Reporting Policies - Continued

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liablity or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measures fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3: Unobservable inputs for asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no investments at December 31, 2021.

The Company is evaluating new accounting standards and will implement as required.

3. Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connetion with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely to have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2021, the Company experienced no material net losses as the result of the indemnity.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2021, the Company had net capital of $444,759, which was $394,759 in excess of its required minimum of $50,000. The Company's percentage of aggregate indebtedness to net capital was 14.61% at December 31, 2021.

5. Commitments and Contingencies

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Contingencies* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2021.

6. Related Party Transactions

The Company has an expense sharing agreement with its Member. Under the agreement, the Company pays its Member a monthly fee for the use of office facilities, including furniture and equipment and other administrative services. The sharing rates are based on relative revenue as adjusted for certain types of revenue that require less administrative and personnel expense. The amount totaled $252,664 in 2021 which is included within various operating expense line items on the accompanying Statement of Operations. The Company processes all payroll and payroll related taxes for employees who are shared with the Member. Using the same rates, the member's share of this expense totaled $3,927,182 for the year. In addition, the Company charges an affiliate for costs of trading including related office expenses which totaled $100,803 and is included in revenue on the accompanying financial statements. As of December 31, 2021, the Company has recorded a receivable from its Member related to these transactions for $315,035.

7. Secured Demand Note

The Company enetered into a secured demand note with Mr. Allen Gillespie, a related party, on January 31, 2014. The note had an initial termination of January 31, 2015. The agreement was renewed through January 31, 2022. Mr. Gillespie pledged $15,000 in cash and 1,000 shares of BP stock as collateral for the note. On July 26, 2021, the Company repaid the note in full, and the note was removed from the financial statements at that time.

8. Accounts Receivable

The Company has evaluated its accounts receivable and determined that no valuation allowance is needed as all accounts receivable are deemed collectible.

9. Advertising Costs

Advertising costs are expensed as incurred. For the year ended December 31, 2021, the Company incurred advertising costs of $852.

10. Subsequent Events

The Company evaluated subsequent events through February 25, 2022, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Fintrust Brokerage Services, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
For the Year Ended December 31, 2021

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	786,137
LESS:		
Non-Allowable Assets		
Due from Parent		(315,035)
Prepaid Expenses		(14,527)
Accounts Receivable		(10,000)
Total Non-Allowable Assets		(339,562)
Other Operational Deductions or Charges		(1,816)
TENTATIVE NET CAPITAL	$	**444,759**
HAIRCUTS ON SECURITIES		-
NET CAPITAL	$	**444,759**
Minimum dollar net capital requirement of reporting broker dealer		50,000
EXCESS NET CAPITAL	$	**394,759**
TOTAL AGGREGATE INDEBTEDNESS		**64,978**
MINIMUM NET CAPITAL BASED ON AI		**4,332**
PERCENTAGE OF NET CAPITAL TO AI		**14.61%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

Fintrust Brokerage Services, LLC

SCHEDULE II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
For the Year Ended December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Fintrust Brokerage Services, LLC

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
For the Year Ended December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.



goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying FinTrust Brokerage Services, LLC's Annual Exemption Report, in which (1) FinTrust Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinTrust Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) FinTrust Brokerage Services, LLC stated that FinTrust Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FinTrust Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinTrust Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2022

FINTRUST
BROKERAGE SERVICES

EXEMPTION REPORT

FinTrust Brokerage Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2021, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.



Allen R. Gillespie
Chief Compliance Officer
February 24, 2022

124 Verdae Boulevard, Suite 504 | Greenville, SC 29607
Phone: 864.288.2849 | www.fintrustadvisors.com

Investment advisory services offered through FinTrust Capital Advisors, LLC.
Securities offered through FinTrust Brokerage Services, LLC. Member FINRA & SIPC

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
FinTrust Brokerage Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FinTrust Brokerage Services, LLC and the SIPC, solely to assist you and SIPC in evaluating FinTrust Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. FinTrust Brokerage Services, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on FinTrust Brokerage Services, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of FinTrust Brokerage Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-49514 FINRA 41608 December

FinTrust Brokerage Services, LLC
124 Verdae Blvd, Suite 504
Greenville, SC 29607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Angela Hajek 404-841-1010

2. A. General Assessment (item 2e from page 2) $674

B. Less payment made with SIPC-6 filed (exclude interest) (237)

8-9-2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 437

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $437

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $437

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTrust Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 28 day of January, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/21

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $1,309,680

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 753,822

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 106,022

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 659

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $_____

Enter the greater of line (i) or (ii)

Total deductions — 860,503

2d. SIPC Net Operating Revenues — $449,177

2e. General Assessment @ .0015 — $674

(to page 1, line 2.A.)

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